

December 15, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Builders FirstSource, Inc.
Mr. Chad Crow
Chief Financial Officer
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

> **Re:** **Builders FirstSource, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2016**
> **Filed November 4, 2016**
> **File No. 0-51357**

Dear Mr. Crow:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Note 8. Long-Term Debt, page 57</u>

<u>Lease Finance Obligations, page 61</u>

1. With reference to the specific terms of (i) the ProBuild property lease arrangements with a single lessor and (ii) the related agreement that gave you the right to acquire a limited number of the leased facilities at fair market value, please explain how you determined that you should treat all of the properties that you lease from this single lessor as a financing arrangement. Please address the authoritative accounting literature you relied on.

Form 10-Q for the Fiscal Quarter Ended September 30, 2016

Note 6. Income Taxes, page 14

2. We note that in the second quarter of 2016, you moved from a cumulative loss position over the previous three years to a cumulative income position for the first time since you established the full valuation allowance in 2008. You indicate that absent the effect of the Company's debt refinance transaction, you continued that trend of profitability in the third quarter of 2016. With this positive historical evidence and the projection of future profitability resulting in taxable income, you determined that there was sufficient positive evidence to conclude that it is more likely than not that the valuation allowance should be released against your net federal and some state deferred tax assets. Please provide us with and expand your disclosures to include a comprehensive analysis of the specific positive and negative evidence management evaluated in arriving at this conclusion. Your analysis should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. Ensure your response and expanded disclosures address the following:

- With reference to the appropriate accounting literature, please address the appropriateness of assessing profitability absent the effect of your debt refinance transaction. In this regard, we note that the impact of this transaction was a part of your total results and given your substantial amount of indebtedness, similar transactions may occur in future periods;

- In light of the fact that uncertainty of the housing market was part of the significant negative evidence you considered in determining whether your deferred tax assets were realizable as of December 31, 2015, please tell us and expand your disclosures to discuss the changes in the extent and timing of the housing market recovery. In this regard, we note your discussion on page 21 which highlights items that continue to hamper a strong recovery. Furthermore, you indicated in your Form 10-K for the year ended December 31, 2015 that (i) the realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in the applicable carryback or carry forward periods and that relying solely on projections of future taxable income to support the recovery of deferred tax assets is not sufficient and (ii) that simply coming out of a cumulative loss position is not viewed as a bright line and may not be considered sufficient positive evidence to reverse some or all of the valuation allowance if there is other negative evidence;

- Tell us and disclose the minimum amount of taxable income you will be required to generate to realize your deferred tax assets; and

- For any tax-planning strategies that you are relying on in your analysis, please ensure that your response and revised disclosures provide a detailed explanation of the nature of, and any uncertainties, risk and assumptions for those strategies.

Please refer to ASC 740-10-30-16 through 740-10-30-25, ASC 740-10-55-39 through 740-10-55-48, and ASC 740-10-55-120 through 740-10-55-123 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker, Assistant Chief Accountant, at (202) 551- 3691 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction